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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of October 2004

                       SHINHAN FINANCIAL GROUP CO., LTD.
                (Translation of registrant's name into English)

             120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F  X           Form 40-F
                                  ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes                     No  X
                               ---                    ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

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Dissent of SFG Shareholders against the Small-Scale Share Swap

On September 17, 2004, we announced that we were going to acquire the minority common shares and preferred shares of Good Morning Shinhan Securities by the end of December 2004 through the small-scale share swap pursuant to the resolution of our BOD meeting. We also notified our shareholders of their dissenting rights, and subsequently, received the dissenting shareholders' opinion by October 6, 2004. According to the Business Law of Korea, the BOD resolution on the small-scale share swap becomes invalid if more than 20% of outstanding shareholders are against the decision.

The number of dissenting shares was 3,033,446 or 0.75%, of our total outstanding shares (406,388,454).

Since the dissent ratio is lower than 20%, our BOD resolution on the small-scale share swap remains valid.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : October 7, 2004